06008595

AB 3/31/06

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 51349

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Texas Securities Partners, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 E. Park Blvd., Suite 300
(No. and Street)

Plano	Texas	75074
(City)	(State)	(Zip Code)

RECEIVED MAR 15 2006 PROCESSING SECTION 213

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Guinn **800-561-1547**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBA Group, LLP
(Name – *if individual, state last, first, middle name*)

14241 Dallas Pkwy, Suite 200	Dallas	Texas	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 16 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Brian Guinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Texas Securities Partners, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KHARA ERICKSON
MY COMMISSION EXPIRES
August 10, 2008

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TEXAS SECURITIES PARTNERS, INC.

December 31, 2005 and 2004

TEXAS SECURITIES PARTNERS, INC.

Contents

KBA GROUP LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Texas Securities Partners, Inc.

We have audited the accompanying statements of financial condition of Texas Securities Partners, Inc. (a wholly-owned subsidiary of Ethos Solutions, LLC.), (the "Company") as of December 31, 2005 and 2004 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texas Securities Partners, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on pages 11 and 12 herein, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBA Group LLP

KBA GROUP LLP
Dallas, Texas
February 17, 2006

TEXAS SECURITIES PARTNERS, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

ASSETS

		2005		2004
Cash and cash equivalents	$	50,077	$	12,224
Employee advances		1,000		-
Prepaid expenses		30,800		-
Property and equipment, net		6,881		-
Goodwill		25,000		25,000
Total assets	$	113,758	$	37,224

LIABILITIES AND SHAREHOLDER'S EQUITY

		2005		2004
Accounts payable	$	-	$	3,588
SHAREHOLDER'S EQUITY				
Common stock, $.01 par value; 3,000 shares authorized; 1,000 shares issued and outstanding		10		10
Additional paid in capital		414,347		72,960
Accumulated deficit		(300,599)		(39,334)
Total shareholder's equity		113,758		33,636
Total liabilities and shareholder's equity	$	113,758	$	37,224

The accompanying notes are an integral part of these financial statements.

TEXAS SECURITIES PARTNERS, INC.

STATEMENTS OF OPERATIONS
Years ended December 31, 2005 and 2004

	2005	2004
REVENUES		
Commissions and fees (including $114,000 from related parties)	$ 2,139,418	$ -
Other	247	-
	2,139,665	-
EXPENSES		
Broker commissions and bonuses	1,510,205	-
Operating expenses(including $585,746 and $30,860 to related parties, respectively)	890,725	45,269
	2,400,930	45,269
Net loss	$ (261,265)	$ (45,269)

The accompanying notes are an integral part of these financial statements.

TEXAS SECURITIES PARTNERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
Years ended December 31, 2005 and 2004

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
	Shares	Amount			
Balance at December 31, 2003	1,000	$ 10	$ 11,490	$ 14,185	$ 25,685
Distributions	-	-	-	(8,250)	(8,250)
Capital contributions	-	-	61,470	-	61,470
Net loss	-	-	-	(45,269)	(45,269)
Balance at December 31, 2004	1,000	10	72,960	(39,334)	33,636
Capital contributions	-	-	341,387	-	341,387
Net loss	-	-	-	(261,265)	(261,265)
Balance at December 31, 2005	1,000	$ 10	$ 414,347	$ (300,599)	$ 113,758

The accompanying notes are an integral part of this financial statement.

TEXAS SECURITIES PARTNERS, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (261,265)	$ (43,269)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation	2,816	-
Change in operating assets and liabilities:		
Receivable related party	-	5,500
Employee advances	(1,000)	-
Prepaid expenses	(30,800)	1,500
Accounts payable and accrued expenses	(3,588)	3,142
Net cash (used in) provided by operating activities	(293,837)	101,605
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	331,690	36,470
NET INCREASE IN CASH AND CASH EQUIVALENTS	37,853	1,343
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	12,224	10,881
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 50,077	$ 12,224
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
SCHEDULE OF NON CASH FINANCING ACTIVITIES		
Capital contribution resulting from change of control	$ -	$ 25,000
Distribution to Parent as forgiveness of receivable due from Parent	$ -	$ 8,250
Property and equipment provided by Parent as capital contribution	$ 9,697	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Texas Securities Partners, Inc. (formerly HB Securities, Inc or HB Capital Securities, Inc), (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commissions ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company provides investment banking services to oil and gas companies. The Company is a wholly owned subsidiary of Ethos Solutions LLC ("Parent').

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three years. Maintenance and repairs are expensed as incurred. Major renewals and improvements are capitalized.

Goodwill

The Company has adopted SFAS No. 142, "Goodwill and Other Intangible Assets." In accordance with SFAS No. 142, goodwill is no longer amortized but is subject to an impairment test at least annually or more frequently if impairment indicators arise. Impairment of goodwill is tested by comparing the Company's carrying amount, including goodwill, to the fair value of the Company. The fair value of the Company is estimated using the income, or discounted cash flows method. If the carrying amount of the Company exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. The Company's annual impairment test was carried out as of December 31, 2005 and 2004 and the Company determined that there was no impairment.

Income Taxes

The income tax provision is based on pretax financial accounting income or loss using the liability method to calculate deferred income taxes. Deferred tax assets and liabilities are recognized due to the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income. The liability method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Management periodically reviews the expected realization of the Company's deferred tax assets and makes adjustments to the valuation allowance, as appropriate, when conditions change the probability of ultimate realization.

Revenue Recognition

Revenues from commissions and fees are recognized upon successful completion of a sale of customer joint venture oil interests which generally occurs when the joint venture's funds raised are released from escrow.

NOTE A. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

Concentrations

During the year ended December 31, 2005 the Company generated 95% of its revenues from one customer.

NOTE B. CHANGE OF CONTROL

Effective November 15, 2004, a change of control of the Company was completed by Ethos Solutions LLC acquiring 100% (1,000 shares) of the Company's common stock. The purchase was "pushed down" to the Company's financial statements resulting in goodwill of $25,000 which represents the excess purchase price paid over the fair value of the assets acquired.

NOTE C. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $ 88,758 and no aggregate indebtedness.

NOTE D. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2005 and 2004, consists of the following:

	2005	2004
Computer equipment	$ 9,697	-
Accumulated depreciation	(2,816)	-
	$ 6,881	-

NOTE E. RESERVE REQUIREMENT

The Company is exempt from determining reserve requirements pursuant to provisions of paragraph (k)(2)(a) of SEC Rule 15c3-3.

NOTE F. INCOME TAXES

At December 31, 2005 and 2004, deferred income taxes resulting from temporary differences are as follows:

	2005	2004
Net operating loss	$ 48,283	$ 9,093
Valuation allowance	(48,283)	(9,093)
Net deferred tax	$ -	$ -

The change in the valuation allowance for the years ended December 31, 2005 and 2004 was $39,190 and $9,093, respectively. At December 31, 2005, the Company has a net non-current deferred tax asset consisting of a net operating loss carryforward of $321,886 which begins to expire in 2023. Given the Company's recent operating history, the deferred tax asset associated with the net operating loss carryforward has been fully reserved.

NOTE G. POSSESSION OR CONTROL REQUIREMENT

The Company does not hold customer funds or securities. A review of procedures over safeguarding securities was not necessary.

NOTE H. RELATED PARTY TRANSACTIONS

The Company has a non recourse services agreement with its Parent in which the Parent provides essentially all general and administration services, including adequate office space, to the Company in exchange for the Company paying a prorata share (as defined) of the Parent's operating expenses. For the years ended December 31, 2005 and 2004, the Company incurred expenses to the Parent of $172,690 and $30,860, respectively, which were by mutual agreement, treated as capital contributions. The relationship and expense sharing between the Company and its Parent could significantly effect the statements of financial condition, operations, and cash flows as presented.

The Company collected commissions from a company under common control with its Parent during 2005 in the amount of $114,000.

SUPPLEMENTAL INFORMATION

TEXAS SECURITIES PARTNERS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

SCHEDULE 1

Net capital:	
Total shareholder's equity	$ 113,758
Add: Liabilities subordinated to claims of general creditors	-
Less: Nonallowable assets	(63,681)
Net capital	$ 50,077
Aggregate indebtedness:	
Total liabilities	$ -
Exclusions from aggregate indebtedness Pursuant to Rule 15c3-1:	
Liabilities subordinated to claims of general creditors	-
Total aggregate indebtedness	$ -
Net capital requirements equal to the greater of 6.667% of aggregate indebtedness or $5,000	$ 5,000
Excess capital	$ 45,077
Ratio of aggregate indebtedness to net capital	-
Reconciliation pursuant to Rule 17a-5(d) (4):	
Net capital as previously reported (unaudited x-17A-5)	$ 50,052
Net audit adjustments	25
Net capital, as reported herein	$ 50,077
Aggregate indebtedness as previously reported (unaudited x-17A-5)	$ -
Aggregate indebtedness, as reported herein	$ -
Stockholder's equity as previously reported (unaudited x-17A-5)	$ 85,749
Net audit adjustments	28,009
Stockholder's equity, as reported herein	$ 113,758

TEXAS SECURITIES PARTNERS, INC.

RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

SCHEDULE 2

Exemption Provisions

The Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission under provision (k)(2)(i) and (ii).

KBA GROUP LLP Certified Public Accountants

The Board of Directors and Stockholder
Texas Securities Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Texas Securities Partners, Inc. (the "Company") (a wholly-owned subsidiary of Ethos Solutions LLC) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of Texas Securities Partners, Inc., for the year ended December 31, 2005, and this report does not affect our report thereon dated February 17, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. We noted the no matters involving the control environment and accounting system and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Texas Securities Partners, Inc. for the year ended December 31, 2005, and this report does not affect our report thereon dated February 17, 2006.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBA Group LLP

KBA GROUP LLP
Dallas, Texas
February 17, 2006